Exhibit 99.1

Nova Minerals Provides an Invitation to Investor Webinars

Caulfield, Australia, December 4, 2024 - Nova Minerals Limited (“Nova” or the “Company”) (NASDAQ: NVA) (ASX: NVA) (FRA: QM3) is pleased to provide more opportunities for its shareholders, investors, and the broader market to attend a live virtual presentation by Nova’s CEO, Christopher Gerteisen.

The Company will present an outline of its Estelle Gold and Critical Minerals Project, detailing the three development options it is currently investigating as part of the feasibility studies and potential Department of Defense (DoD) grants, recent assay results, as well as discuss its exploration strategy and path towards production.

At the conclusion of the presentation there will be an opportunity for attendees to ask questions of management.

Although the live webinar presentations will be provided using the Company’s Vrify platform, a PDF of the presentation can be found at https://novaminerals.com.au/wp-content/uploads/2024/12/Nova-December-2024-Emerging-Growth-Conference-Presentation-US.pdf

Emerging Growth Conference Webinar

Event:	Emerging Growth Company Conference

Time:	1.10PM US EST Thursday 5 December 2024 2024

Registration:	Please register at the link below to ensure you are able to attend the conference and receive any updates that are released.
https://goto.webcasts.com/starthere.jsp?ei=1677198&tp_key=9effb22694&sti=nva

Questions:	Questions may be submitted in advance to Questions@EmergingGrowth.com or asked during the event.

RedChip Investor Webinar

Event:	RedChip Investor Webinar

Time:	4.15PM US EST Wednesday 11 December 2024

Registration:	Please copy and paste the link below into a browser to register to ensure you are able to attend the webinar
https://redchip.zoom.us/webinar/register/WN_B8gtTjcgRdu4F17w7HM8RQ#/registration

Questions:	Questions may be submitted in advance to NVA@redchip.com or asked during the event.

If attendees are not able to join the event live on the day of the webinar, an archived webcast will also be made available on the Company’s website.

Christopher Gerteisen, P.Geo., Chief Executive Officer of Nova Minerals, has supervised the preparation of this news release and has reviewed and approved the scientific and technical information contained herein. Mr. Gerteisen is a “qualified person” for the purposes of SEC Regulation S-K 1300.

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Barrick’s Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Further discussion and analysis of the Estelle Gold and Critical Minerals Project is available through the interactive Vrify 3D animations, presentations and videos all available on the Company’s website.

www.novaminerals.com.au

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

For Additional Information Please Contact

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196